UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811- 21247           8/31/05

2.   State Identification Number:

AL 31382  AK 60043777    AZ 35260
AR 60015245    CA 308-9543    CO IC-2003-24-816
CT 1023253      DE 2490       DC 60018128    FL
GA SC-MF-046588     HI SC-46588    ID 56132
IL 60006093    IN 03-0130RC   IA i-55257
KS 2003S0000723     KY 60010545    LA 64965
ME OIC10001500 MD SM20030450
MA 03033980    MI 940072 MN R45800.1
MS MF-03-03-063     MO 2003-00275  MT 49893
NE 56590  NV   NH   NJ MF-2390
NM 3888   NY   NC 3953   ND   AK208
OH 37045  OK IC2065952   OR 2003-295
PA 03-03-027MF RI   SC MF14899     SD 29266
TN RM03-2251   TX 75254  UT B00383370
VT 163657 VA 137247 WA 60034437
WV MF46965     WI 453928-01   WY 19597
PUERTO RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement: BNY Hamilton Funds, Inc.

4. Address of principal executive office: (number, street, city, state, zip code)
     3435 Stelzer Road, Columbus, Ohio 43219

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington
     D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
   INDEPENDENT PUBLIC ACCOUNTANT

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




To the Board of Directors of
The BNY Hamilton Funds, Inc.


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the BNY Hamilton Funds, Inc., including the International Equity Fund, Large Cap Equity Fund, Large Cap Growth Fund, Large Cap Value Fund, Multi-Cap Equity Fund, Small Cap Core Equity Fund, Small Cap Growth Fund, S&P 500 Index Fund, International Equity CRT Fund, Large Cap Growth CRT Fund, Small Cap Growth CRT Fund, High Yield Fund, Intermediate Government Fund, Core Bond Fund, Intermediate New York Tax-Exempt Fund, Intermediate Tax-Exempt Fund, U.S. Bond Market Fund, Enhanced Income Fund, Money Fund, New York Tax-Exempt Money Fund, and Treasury Money Fund (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of August 31, 2005. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2005, and with respect to agreement of security purchases and sales, for the period from December 31, 2004 (the date of the last examination by other auditors) through August 31, 2005:

     o We counted and inspected all securities located in the vault of The Bank of New York (the "Custodian"), without prior notice to management;

     o We obtained reconciliations between the Funds' accounting records and the custody records as of August 31, 2005 and verified reconciling items;

     o We obtained an understanding of the Custodian's reconciliation procedures over investment positions and the controls over these reconciliations between the Custodian and the various depository institutions (DTC, PTC, and FRB) and the Custodian and customer investment positions, including the control policies over the safeguarding of physical securities;

     o We agreed pending trade activity for the Funds as of August 31, 2005 to their corresponding subsequent statements;

     o We agreed to the books and records of the Funds a sample of purchases and sales of securities for the period December 31, 2004 (the date of the last examination by other auditors) through August 31, 2005.



To the Board of Directors of
The BNY Hamilton Funds, Inc.
Page Two




We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the BNY Hamilton Funds, Inc. were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005, with respect to securities and similar investments reflected in the investment account of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of the BNY Hamilton Funds, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





                                                       TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
September 13, 2006

                    MANAGEMENT STATEMENT REGARDING COMPLIANCE
                         WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940






We, as members of management of the BNY Hamilton Funds, Inc. (the "Funds"), are responsible for complying with the requirements of subsection (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31, 2005, and from December 31, 2004 through August 31, 2005.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005, and from December 31, 2004 through August 31, 2005, with respect to securities and similar investments reflected in the investment accounts of the Funds.


                                      BNY HAMILTON FUNDS, INC.



                                      /s/ Guy Nordahl
                                      -----------------------------------------
                                      Guy Nordahl
                                      Treasurer and Principal Financial Officer